82-4578



taking care of the essentials

03 JUL 25 7:21

FAX MESSAGE

SUPPL

To:	Office of International Corporation Finance, SEC	**Date:**	23 July, 2003
At:	001 202 942 96 24	**Ref:**	Stock Exchange Announcement
From:	Secretariat	**No. of pages** (incl. this one)	

If you do not receive all the pages please contact (telephone: **01753 494008** or fax: **01753 494019**)


03024799

Please find following a Stock Exchange Announcement recently released.

Secretariat

dlw 7/25

centrica
taking care of the essentials

Centrica plc
Millstream
Maidenhead Road
Windsor
Berkshire SL4 5GD

Telephone 01753 494000
Facsimile 01753 494001
www.centrica.com

23 July, 2003

Office of International Corporation Finance
Division of Corporation Finance
Securities and Exchange Commission
40 Fifth Street, N.W.
Washington D.C. 20549
USA

Dear Sir / Madam

Centrica plc
Barclays holding in Centrica plc & monthly SIP Purchases

The enclosed document is to be furnished to the Securities and Exchange Commission (the "SEC") on behalf of Centrica plc (the "Company") pursuant to the exemption from the Securities Exchange Act 1934 (the "Act") afforded by Rule 12g 3-2 (b) thereunder.

This information is being furnished under paragraph (1) of Rule 12g 3-2 (b) with the understanding that such information and documents will not be deemed to be "filed" with the SEC or otherwise subject to the liabilities of Section 18 of the Act and that neither this letter nor the furnishing of such information and documents shall constitute an admission for any purpose that the Company is subject to the Act.

Yours faithfully



For and on behalf of
Centrica plc

Centrica plc
Registered in England No 3033654
Registered Office
Millstream, Maidenhead Road
Windsor, Berkshire SL4 5GD

Purchase of ordinary shares of 5 5/9 pence in Centrica plc ("**Shares**" and the "**Company**", respectively) by Directors of the Company under its Share Incentive Plan ("**SIP**").

The SIP trustee, Hill Samuel ESOP Trustees Limited (the "**Trustee**"), notified the Company on the 23 July 2003 that:

The following Directors of the Company acquired Shares under the SIP on 21 July 2003 from the Shares acquired by the Trustee on that date:

Director	Number of Shares acquired*	Aggregate shares held Beneficially (across all accounts following acquisition)
Phil Bentley	91	110,759
Mark Clare	91	365,289
Sir Roy Gardner	91	2,158,771

* The 'Number of Shares Acquired' includes 71 Partnership shares acquired at 175 pence and 20 matching shares acquired at 172.75 pence. Both Partnership and Matching elements are registered in the name of the Trustee.

The SIP operates as follows

- Each month the Trustee uses participants' contributions (which may not exceed £125 per participant per month) to purchase shares in the market. These shares are called '**Partnership Shares**'.
- At the same time the Company allots to participants via the Trustee one '**Matching Share**' for every two partnership shares purchased that month (up to a maximum of 20 matching shares per month).
- Participants may change their monthly savings rate whenever they wish. However, Directors and others bound by the Company's Securities Dealing Code (the "**Code**") may not make such a change during a close period or when otherwise prohibited from dealing by the Code.

Centrica plc
23 July 2003

Centrica plc received on 23 July 2003 a notice stating that on 22 July 2003 the holding of Barclays plc in the issued capital of Centrica plc fell below 3% and therefore ceased to constitute a 'notifiable interest' for the purposes of section 198 of the Companies Act 1985.

Name of contact and telephone number for enquiries

Robin Healy
01753 494017

centrica

taking care of the essentials

FAX MESSAGE

To:	Office of International Corporation Finance, SEC	**Date:**	24 July, 2003
At:	001 202 942 96 24	**Ref:**	Stock Exchange Announcement
From:	Secretariat	**No. of pages** (incl. this one)	

If you do not receive all the pages please contact (telephone: **01753 494008** or fax: **01753 494019**)

This fax and any attachments are intended only for the use of the individual or entity to which it is addressed and may contain information which is confidential and covered by legal professional or other privilege. If you are not the intended recipient, or a person responsible for delivering it to the intended recipient, you are not authorised to and must not disclose, copy, distribute, or retain this message or any part of it.

Please find following a Stock Exchange Announcement recently released.

Secretariat

Secretariat 1st Floor Millstream Maidenhead Road Windsor Berkshire SL4 5GD
Telephone: **01753 494000** Facsimile: **01753 494019**

centrica

taking care of the essentials

Centrica plc
Millstream
Maidenhead Road
Windsor
Berkshire SL4 5GD

Telephone 01753 494000
Facsimile 01753 494001
www.centrica.com

24 July, 2003

Office of International Corporation Finance
Division of Corporation Finance
Securities and Exchange Commission
40 Fifth Street, N.W.
Washington D.C. 20549
USA

Dear Sir / Madam

Centrica plc
Acquisition reflects continued growth in electricity business

The enclosed document is to be furnished to the Securities and Exchange Commission (the "SEC") on behalf of Centrica plc (the "Company") pursuant to the exemption from the Securities Exchange Act 1934 (the "Act") afforded by Rule 12g 3-2 (b) thereunder.

This information is being furnished under paragraph (1) of Rule 12g 3-2 (b) with the understanding that such information and documents will not be deemed to be "filed" with the SEC or otherwise subject to the liabilities of Section 18 of the Act and that neither this letter nor the furnishing of such information and documents shall constitute an admission for any purpose that the Company is subject to the Act.

Yours faithfully



For and on behalf of
Centrica plc

24 July 2003

Centrica acquisition reflects continued growth in electricity business

Centrica plc today announced it has entered into an agreement to acquire the 240MW Barry power station in South Wales from AES Barry Limited and AES Barry Operations Limited, wholly owned subsidiaries of AES Corporation. Pending completion in late July, the acquisition will boost Centrica's total generation capacity to 2,174 MW, approximately 25 per cent of its peak day domestic and commercial electricity customer demand.

The gas fired power station will be acquired on a debt free basis for a payment of £39.7 million funded from existing group resources.

Centrica will take over responsibility for the operation and management of the combined cycle gas turbine (CCGT) plant, which employs thirty-one staff.

Barry entered commercial operation in 1998 and has operated in both baseload and flexible modes. The plant will provide electricity to match the typical demand shape of Centrica's growing electricity customer base.

Today's announcement follows Centrica's acquisition from the administrative receivers of the Roosecote gas fired plant in May. Together with existing generation capacity at Brigg, Humber, King's Lynn and Peterborough, Centrica has a portfolio of power plants that fits its strategy of increased long term stability and protection against electricity price fluctuations and spikes.

The output from these power stations, at current running profiles, together with the previously announced Spalding tolling agreement and the fixed price element of the British Energy contract, will secure about 60 per cent of Centrica's projected annual supply commitments by 2005. Further fixed priced power procurement contracts, and the option to increase significantly output from the generation plants, ensure that Centrica's potential exposure to rising wholesale prices is low.

Sir Roy Gardner, Chief Executive of Centrica, said: "Today's acquisition of Barry adds to our modern gas fired power stations acquired at advantaged prices. With more than six million electricity customers, we are the number one supplier to the UK domestic market and we now have a leading generation portfolio to cement our position."

Notes:

1/ Today's announcement follows Centrica's previous generation acquisitions:

- In 2001 Centrica acquired two gas fired power stations at King's Lynn and Peterborough, providing 705MW of generation and a 60 per cent interest in Humber Power Ltd, owners and operators of a 1260MW gas fired plant in Lincolnshire.
- In July 2002, Centrica acquired the 240MW gas fired Glanford Brigg plant in Lincolnshire.
- In May 2003, Centrica completed the acquisition of the 229MW Roosecote gas fired plant in Cumbria.

Enquiries:

Centrica Media Relations: 01753 494085
Centrica Investor Relations: 01753 494900